UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2016	2015	2014	2013	2012
Earnings:
Earnings before income taxes	$163,271	$200,539	$207,929	$171,010	$142,971
Interest expense	37,285	40,400	37,897	38,578	41,599
Amortization of debt discount and
expense	345	728	575	731	814
Estimated interest component of rental
expense	2,512	2,728	2,398	2,090	2,121
	$203,413	$244,395	$248,799	$212,409	$187,505

Fixed Charges:
Interest expense	$37,285	$40,400	$37,897	$38,578	$41,599
Amortization of debt discount and
expense	345	728	575	731	814
Allowance for funds used during
construction (capitalized interest)	602	407	227	286	10
Estimated interest component of rental
expense	2,512	2,728	2,398	2,090	2,121
	$40,744	$44,263	$41,097	$41,685	$44,544

Ratio of earnings to fixed charges	4.99	5.52	6.05	5.10	4.21